Exhibit 12.1

	At or for the Three Months Ended March 31, 2008	At or for the Year Ended December 31,
		2007	2006	2005	2004	2003
			(in thousands except for ratios)
Ratio of Earnings to Fixed Charges
Including interest on deposits(1)	1.38	1.33	1.38	1.75	1.82	1.97
Excluding interest on deposits(2)	2.27	2.25	1.98	2.60	2.50	2.77

a Net income from continuing operations	$26,489	$110,696	$133,680	$182,532	$150,344	$160,766
b Income taxes	14,303	48,088	59,140	85,037	66,523	78,061
c Interest exp on deposits	75,242	361,307	310,199	188,437	120,606	111,311
d Interest exp on borrowings	31,906	126,096	195,989	166,069	143,341	133,888
e Dividends on Webster Preferred Capital Corporation preferred shares	216	863	863	863	863	863

(1)	(a+b+c+d+e)/(c+d+e)
(2)	(a+b+d+e)/(d+e)